SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(01 December 2015)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

1 December 2015

LLOYDS BANKING GROUP COMFORTABLY EXCEEDS PRA STRESS TEST THRESHOLDS

Lloyds Banking Group plc (the Group), together with six other financial institutions in the UK, has been subject to the 2015 stress test conducted by the Prudential Regulation Authority (PRA).

The test assesses banks' capital adequacy against a 4.5 per cent Common Equity Tier 1 (CET1) capital threshold and a 3 per cent Tier 1 Leverage threshold. While the focus of this year's stress test was primarily on emerging markets and trading operations, it also reflected a material shock to UK corporates and households as well as a more severe view of conduct provisions. The key assumptions impacting the Group's operations included the more severe view of conduct provisions, unemployment peaking at 9.2 per cent and UK house and commercial property prices falling 20 per cent and 30 per cent respectively.

Result of stress test
The Group comfortably exceeds the capital and leverage thresholds set out for the purpose of the stress test and is therefore not required to take any action as a result of this stress test.

In the trough of the stress, the PRA calculated the Group's estimated CET1 ratio as 9.5 per cent and its leverage ratio as 3.9 per cent, compared with a reported CET1 ratio of 12.8 per cent and leverage ratio of 4.9 per cent as at 31 December 2014.

Group Chief Executive, António Horta-Osório said:
"We are pleased to have comfortably exceeded the thresholds under this year's PRA stress test. These strong results, which again reflect a material stress to the UK economy, demonstrate the progress we have made in de-risking our balance sheet as well as the Group's strong capital position and capital-generative business model."

The change in the CET1 ratio in the stress, as calculated by the PRA, of 3.3 per cent primarily reflects the more severe view of conduct charges as well as the impact of increased impairments. In the first nine months of 2015 the Group has already recognised conduct charges of £2.4 billion, equating to over 1.0 per cent of CET1 capital. In addition the Group has indicated that if reactive PPI complaint volumes remained at the same level as the first half of 2015 it would have to increase the provision by an additional £2.5 billion, equating to approximately a further 1.0 per cent of CET1 capital, in the 15 months to the end of 2016.

Under the stress scenario it is assumed that the payment of dividends would cease. Given the Group's strong capital position it did not submit any additional management actions for PRA consideration. In practice, the Group would take such management actions to mitigate the impact of a severe stress in order to protect its capital position. As a result of the Group's strong capital base none of its convertible capital securities1, including its Additional Tier 1 (AT1) instruments, converted into equity in the stress test.

The Group continues to make further significant progress in strengthening its capital position. In the first nine months of 2015 the Group's CET1 ratio increased by 0.9 per cent (or by 1.1 per cent excluding the dividend announced with the half year results) to 13.7 per cent, driven by underlying earnings growth and the further de-risking of the balance sheet. The Group continues to expect to generate 1.5 - 2.0 per cent of CET1 per year before dividends and, while capital rules are still evolving, continues to target a steady state CET1 ratio of around 12 per cent plus an amount broadly equivalent to a further year's ordinary dividend.

Further details
Details of the PRA approach to the stress test and the detailed results in relation to all participating banks are available from the PRA website.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Duncan Heath                                                                       +44 (0) 20 7356 1585
Director of Investor Relations
Email: duncan.heath@finance.lloydsbanking.com

Corporate Affairs
Ed Petter                                                                               +44 (0) 20 8936 5655
Deputy Group Corporate Affairs Director
Email: ed.petter@lloydsbanking.com

Matt Smith                                                                             +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Note to editors:

1.   As at 31 December 2014, the Group had £5.4 billion of Additional Tier 1 instruments with a conversion trigger of 7.0 per cent CET1. As the Group's CET1 in the stress test did not fall below 7 per cent, these instruments did not convert and therefore were not taken into account for the purpose of the stress test.

         In addition, the Group had £3.3 billion of Enhanced Capital Notes (ECNs) with a conversion trigger that is significantly below internationally agreed minimum standards and the minimum stress test thresholds currently applied by the PRA.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the EU, the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 01 December 2015